February 20, 2018

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Cecilia Blye
Chief Office of Global Security Risk

Re:	IDT Corporation
Form 10-K for the Fiscal Year Ended July 31, 2017 Filed October 16, 2017 File No. 1-16371

Dear Ms. Blye:

We are writing to respond to the comments raised in your letter to IDT Corporation (the “Company”), dated February 6, 2018. For your convenience, we have reprinted below the comment in your letter prior to our response thereto.

General

1.	On your website you list the international calling rates for Sudan and Syria, countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please tell us the nature and extent of your services in and other contacts with Sudan and Syria, if any, whether through subsidiaries or other direct or indirect arrangements. Please also discuss the materiality of any such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent period. You also should address the potential impact upon your reputation and share value of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response: The Company and its subsidiaries that operate its telecommunications businesses (collectively “IDT”) comply with all applicable U.S. economic sanctions laws and export regulations, including with respect to contacts with countries that have been designated as state sponsors of terrorism (such as Sudan and Syria) and in dealing with entities and individuals who have been designated as blocked persons.

IDT has no offices or other assets in Sudan or Syria and no subsidiaries or affiliates that are domiciled in such countries. IDT does not have direct contact with any entity that, to IDT’s knowledge, is owned or controlled by the government of such countries.

The extent of IDT’s contacts with Sudan and Syria consists solely of contracting with third parties to terminate calls in Sudan or Syria that originated elsewhere, or to receive from third parties calls originated in Sudan or Syria and sent to IDT for termination elsewhere. IDT has no contractual relationship or direct contact with any state-owned or state-controlled telecom operators or other state-owned entities in Sudan or Syria.

Securities and Exchange Commission

February 20, 2018

The table below shows, for (i) the fiscal years ended July 31, 2015, 2016 and 2017 (which are referred to respectively as fiscal 2015, 2016 and 2017) , and (ii) the period from August 1, 2017 (the beginning of IDT’s fiscal 2018) through January 31, 2018, the end of the second quarter of IDT’s fiscal 2018: (a) the minutes of telecommunications traffic (“minutes”) originated anywhere in the world (with the United States being a primary origination point) carried by IDT’s network that were terminated in Sudan and Syria, (b) the revenues recognized by IDT associated with such activity, (c) IDT’s total minutes and revenues for such periods, and (d) the percentage that the minutes to Sudan and Syria and related revenues represented of IDT’s total minutes and revenues for such periods:

	Sudan		Syria		Sudan + Syria		Total IDT		Sudan + Syria as a % of Total IDT
(In Millions)	Minutes	Revenue	Minutes	Revenue	Minutes	Revenue	Minutes	Revenue	Minutes	Revenue

Fiscal 2015	40.4	$5.8	17.3	$2.2	57.7	$8.0	29,623	$1,597	0.2%	0.5%

Fiscal 2016	41.2	$5.8	17.1	$1.6	58.3	$7.4	28,255	$1,496	0.2%	0.5%

Fiscal 2017	33.4	$4.2	19.2	$1.7	52.6	$5.9	27,698	$1,501	0.2%	0.4%

First Six Months of Fiscal 2018	29.5	$3.7	1.9	$0.6	31.4	$4.3	14,083	$788	0.2%	0.5%

As indicated by the figures in the final columns of the above table, we do not believe that the level of activity or the financial impacts thereof are material to IDT.

IDT also receives traffic from third party carriers that originated in Sudan and Syria for termination in other parts of the world (including the United States) that represents a negligible portion of IDT’s traffic. As noted above, there are no contacts with any state-owned or state-controlled telecom operators or other state-owned entities in Sudan or Syria in connection with that activity.

With respect to all of the above activity, IDT’s receipt of revenues and payments of immaterial amounts are all with third parties and in compliance with applicable law.

U.S. law and regulation do not prohibit individuals from placing calls to Sudan or Syria or from receiving calls from persons in those countries. IDT’s activity, in compliance with law, merely facilitates such telecommunication activity. IDT’s activity with respect to telecom traffic to and from Sudan and Syria is part of ordinary course global telecommunications activity and is typical of U.S. companies engaged in the international telecom industry. IDT believes that all major U.S. telecommunications carriers engage in similar activity.

IDT does not believe that a reasonable investor would (i) regard IDT as engaging in business in Sudan or Syria, or (ii) consider the fact that IDT engages in the activity described above to be material. Further, IDT does not believe that there is any material risk to IDT’s reputation or share price related to such activity.

We acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action, or absence of action by the staff of the Securities and Exchange Commission.

Sincerely,

/s/ Shmuel Jonas
Shmuel Jonas
Chief Executive Officer

Cc:	Larry Spirgel, Assistant Director, Division of Corporation Finance

Pradip Bhaumik, Special Counsel